FOR IMMEDIATE RELEASE

NEWS RELEASE

CanAlaska Uranium Appoints Investor Relations Firm

Vancouver, Canada, September 1st, 2010 – CanAlaska Uranium Ltd. (CVV – TSX.V) (the “Company” or “CanAlaska”) has retained CHF Investor Relations (Cavalcanti Hume Funfer Inc., “CHF”), a well-established Canadian investor relations firm headquartered in Toronto and operating under the same management for the past 17 years.

CanAlaska’s President and CEO, Mr. Peter Dasler, commented: "CHF's experienced and professional team will provide support to CanAlaska’s plan of long term growth in uranium exploration.  Five years of research and exploration totaling over $70 million, the majority of which has been funded by the Company’s international and domestic partners, have brought us close to our goal of a new uranium discovery in Canada’s Athabasca Basin.  As we move to strengthen our Company and transition into a year of detailed exploration, CHF’s team will be able to greatly assist with the dissemination of our news and successes to prospective investors and analysts." 685-8311

The IR services agreement, effective September 1st, 2010, is for a term of up to 12 months, subject to a satisfactory performance review at the six-month mark.  It is intended that CHF will initiate a market liquidity program, more commonly referred to as market-making, through CHF's Calgary office.  The market-making activity will be undertaken by CHF through a registered broker in compliance with the guidelines established by the TSX Venture Exchange Policy 3.4 and other relevant policies.

Subject to TSX Venture Exchange approval, CanAlaska will compensate CHF with monthly fees of $7,500 and incentive stock options.  CanAlaska has granted CHF 300,000 CVV options exercisable at 10 cents and 200,000 exercisable at 15 cents, exercisable for two years. All stock options are subject to the minimum vesting rules of the TSX-V, which specifies that no more than 25 per cent of the granted options may vest in any three-month period.  In the event of CHF's termination, any outstanding options would expire according to provisions of the company's stock option plan.

Prior to the grant of options described above, CHF had no interest, direct or indirect, in the Company or its securities.  Further information regarding CHF can be accessed at http://www.chfir.com.

News Release

September 1st, 2010

About CanAlaska Uranium

CANALASKA URANIUM LTD. (CVV -- TSX.V, CVVUF -- OTCBB, DH7 -- Frankfurt) is undertaking uranium exploration in twenty 100%-owned and three optioned uranium projects in Canada's Athabasca Basin -- the "Saudi Arabia of Uranium".  Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles).  To-date, CanAlaska has expended over Cdn$65 million exploring its properties and has delineated multiple uranium targets.

For more information visit www.canalaska.com

On behalf of the Board of Directors

Peter Dasler, M.Sc., P.Geo.

President & CEO, CanAlaska Uranium Ltd.

Contact:

Emil Fung,  Director & V.P. - Corp. Dev.

Tel: +1.604.688.3211  x318

Email: info@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

September 1st, 2010